SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549



                            FORM 11-K



                          ANNUAL REPORT

                 Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(x)    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [FEE REQUIRED].

       For the fiscal year ended December 31, 1993

                                OR


( )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

       For the transition period from            to           .

       Commission File Number:  33-27286

       A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   Inland Container Corporation
                 Savings and Stock Purchase Plan
                     for Salaried Employees
                       4030 Vincennes Road
                 Indianapolis, Indiana 46268-0937

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Temple-Inland Inc.
                      303 South Temple Drive
                          P. O. Drawer N
                       Diboll, Texas 75941





                            SIGNATURE


       Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                            INLAND CONTAINER CORPORATION SAVINGS
                            AND STOCK PURCHASE PLAN FOR SALARIED
                            EMPLOYEES

                            By: Inland Container Corporation,
                                 Plan Administrator


                                 By:  /s/ Frank F. Hirschman


DATE:  June 29, 1994












            Audited Financial Statements and Schedules


                   Inland Container Corporation

                 Savings and Stock Purchase Plan


                      for Salaried Employees


                    December 31, 1993 and 1992

               with Report of Independent Auditors





             Inland Container Corporation Savings and
            Stock Purchase Plan for Salaried Employees

            Audited Financial Statements and Schedules

                    December 31, 1993 and 1992





                             Contents

Report of Independent Auditors                            1


Audited Financial Statements

Statements of Net Assets Available for Benefits,
  With Fund Information                                   2
Statements of Changes in Net Assets Available for
  Benefits, With Fund Information                         4
Notes to the Financial Statements                         6


Schedules

Schedule of Assets Held for Investment                    15
Schedule of Reportable Transactions                       17


                  Report of Independent Auditors


Plan Administrator
Inland Container Corporation Savings
  and Stock Purchase Plan for Salaried Employees


We have audited the accompanying statements of net assets available for benefits, with fund information of Inland Container Corporation Savings and Stock Purchase Plan for Salaried Employees (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits, with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year ended December 31, 1993, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the 1993 financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                                   /s/ Ernst & Young

June 13, 1994
Indianapolis, Indiana

                                             Inland Container Corporation Savings and
                                            Stock Purchase Plan for Salaried Employees


                               Statement of Net Assets Available for Benefits, With Fund Information
                                                             December 31, 1993 Fund Information

                                                       Time
                                           Temple-    Warner
                                           Inland     Common      Fixed                  U.S.
                                           Common     Stock      Income     Equity     Treasury     Index      Loan
                                         Stock Fund    Fund       Fund       Fund        Fund       Fund       Fund       Total

 ASSETS

 Investments (Note D):
   At fair value

    Participant loans                      $      -   $      -   $       -  $       -   $      -   $      -  $2,079,723   $2,079,723
    Short-term investments                        -          -   1,525,460          -          -          -           -    1,525,460

    Guaranteed interest contracts                 -          -  31,888,439          -          -          -           -   31,888,439

    Equity mutual fund                            -          -           - 14,746,404    373,657  1,055,159           -   16,175,220
    Stock funds and other blended funds  53,563,943  7,661,870           -          -          -          -           -   61,225,813

   Total investments                     53,563,943  7,661,870  33,413,899 14,746,404    373,657  1,055,159   2,079,723  112,894,655


 Receivables:

   Employers  contribution                  202,227          -       (283)          -          -          -           -      201,944
   Participants  contributions              160,803          -     117,111    138,000     28,359     90,663           -      534,936

   Participant loans                         20,676          -      15,117     13,973      2,670      8,155           -       60,591

   Total receivables                        383,706          -     131,945    151,973     31,029     98,818           -      797,471


   Cash (overdraft)                         (1,374)          -         547          -          -          -           -        (827)


 Net assets available for benefits      $53,946,275 $7,661,870 $33,546,391$14,898,377   $404,686 $1,153,977  $2,079,723 $113,691,299


See accompanying notes.

                                             Inland Container Corporation Savings and
                                            Stock Purchase Plan for Salaried Employees

                               Statement of Net Assets Available for Benefits, With Fund Information

                                                                         December 31, 1992 Fund Information
                                                          Temple-     Time
                                                          Inland   Warner        Fixed
                                                          Common     Common     Income     Equity       Loan
                                                        Stock Fund Stock Fund    Fund       Fund        Fund       Total

ASSETS

Investments (Note D):
  At fair value

   Temple-Inland Common Stock Fund                     $52,714,010 $        - $         - $         - $        - $52,714,010

   Time Warner Common Stock Fund                                 -  5,599,795           -           -          -   5,599,795
   Participant loans                                             -          -           -           -  1,251,477   1,251,477

   Short-term investments                                   40,675      1,301      54,596         500          -      97,072
   Guaranteed interest contracts                                 -          -  27,242,253           -          -  27,242,253

   Equity mutual fund                                            -          -           -  10,688,582          -  10,688,582

   Equity interest in Temple-Inland Forest-
     Products Corporation Master Trust                           -          -   5,809,922           -          -   5,809,922

Total investments                                      52,754,685   5,601,096  33,106,771  10,689,082  1,251,477 103,403,111


Receivables:

  Employers  contribution                                    1,847          -      28,685      12,809          -      43,341
  Interest receivable                                          453         13     149,529           3          -     149,998

  Transfers receivable from (due to) other funds           (3,752)          -       3,696          56          -           -

  Total receivables                                        (1,452)         13    1 81,910      12,868          -     193,339


  Cash                                                           -          1           1           -          -           2


Net assets available for benefits                      $52,753,233 $5,601,110 $33,288,682 $10,701,950 $1,251,477$103,596,452

See accompanying notes.


                                             Inland Container Corporation Savings and
                                            Stock Purchase Plan for Salaried Employees
                         Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                           Year Ended December 31, 1993 Fund Information
                                    Temple-       Time
                                      Inland     Warner      Fixed                  U.S.
                                      Common     Common     Income     Equity     Treasury     Index      Loan
                                    Stock Fund Stock Fund    Fund       Fund        Fund       Fund       Fund        Total

Additions to net assets
attributed to:
Investment income:

 Net appreciation (depreciation)
  in fair value of investments
  (Note D)                        $(3,328,136) $2,113,839  $(2,800,472)  $894,465 $(16,230)    $12,910   $       - $(3,123,624)
 Interest                                4,347        136     3,382,036       932         -          -     131,255    3,518,706

 Dividends                           1,059,747     55,869           547   531,491    20,349     14,791           -    1,682,794
 Realized gain/(loss)                1,096,899    263,847     (704,780)   772,818       170      1,580           -    1,430,534

 Equity in earnings of Temple-
 Inland Forest Products Corp-
 oration Master Trust (Note D)               -          -        43,383         -         -          -           -       43,383

                                   (1,167,143)  2,433,691      (79,286) 2,199,706     4,289     29,281    131,255     3,551,793
Contributions:

 Employee                            2,252,269          -    1,988,744  1,535,429   179,695    570,669          -     6,526,806
 Employer (Note D)                   3,164,917          -    3,500,000          -         -          -          -     6,664,917

 Loan repayments                       249,924          -      216,362    160,554    16,481     55,837          -       699,158

                                     5,667,110          -    5,705,106  1,695,983   196,176    626,506          -    13,890,881
 Total additions                     4,499,967  2,433,691    5,625,820  3,895,689   200,465    655,787    131,255    17,442,674

Deductions from net assets
attributed to:

 Benefits paid to participants       2,263,237    261,843    5,636,980  1,009,061     2,819     19,119      4,806     9,197,865
 Loans issued                                -                       -          -         -          -    751,449       751,449

 Miscellaneous expenses                 28,714          -            -          -         -          -     58,394        87,108
Total deductions                     2,291,951    261,843    5,636,980  1,009,061     2,819     19,119    814,649    10,036,422

Net increase (decrease) prior to
interfund transfers                  2,208,016  2,171,848     (11,160)  2,886,628   197,646    636,668  (683,394)     7,406,252
Interfund transfers (net)          (1,617,786)  (111,088)    (467,608)    462,098    32,305    253,145  1,448,934             -

Transfers from merging plans
(Note C)                               602,812          -      736,477    847,701   174,735    264,164     62,706     2,688,595
Net increase                         1,193,042  2,060,760      257,709  4,196,427   404,686  1,153,977    828,246    10,094,847

Net assets available for
benefits:

 Beginning of year                  52,753,233  5,601,110   33,288,682 10,701,950         -          -  1,251,477   103,596,452
 End of year                       $53,946,275 $7,661,870  $33,546,391$14,898,377  $404,686 $1,153,977 $2,079,723  $113,691,299


See accompanying notes.

                                             Inland Container Corporation Savings and
                                           Stock Purchase Plan for Salaried Employees
                         Statement of Changes in Net Assets Available for Benefits, With Fund Information
                                                                 Year Ended December 31, 1992 Fund Information

                                                                   Time
                                                      Temple-      Warner
                                                      Inland       Common     Fixed
                                                      Common Stock Stock      Income     Equity      Loan
                                                      Fund         Fund       Fund       Fund        Fund      Total


Additions to net assets attributed to:

Investment income:
  Net appreciation (depreciation) in fair value of

   investments (Note D)                               $ (1,921,991) $1,260,036$        -  $1,082,544   $      -     $420,589
  Interest                                                    4,756        151 1,489,025         200    102,043    1,596,175

  Dividends                                                 954,385     51,415         -     378,761          -    1,384,561

  Equity in earnings of Temple-Inland
   Forest Products Corporation Master

   Trust (Note D)                                                 -          -   201,503           -          -      201,503

                                                          (962,850)  1,311,602 1,690,528   1,461,505    102,043    3,602,828
Contributions:

  Employee                                                2,000,029          - 2,457,156   1,067,162          -    5,524,347
  Employer                                                2,677,611          -         -           -          -    2,677,611

  Loan repayments                                           187,777          -   193,321      92,931          -      474,029

                                                          4,865,417          - 2,650,477   1,160,093          -    8,675,987
  Total additions                                         3,902,567  1,311,602 4,341,005   2,621,598    102,043   12,278,815

Deductions from net assets attributed to:

  Benefits paid to participants                             198,108   (81,877) 1,629,515     252,889          -    1,998,635
  Loans issued                                                    -          -         -           -    474,029      474,029

Total deductions                                            198,108   (81,877) 1,629,515     252,889    474,029    2,472,664
Net increase prior to interfund transfers                 3,704,459  1,393,479 2,711,490   2,368,709  (371,986)    9,806,151

Interfund transfers (net)                                   237,525   (59,091) (797,195)     102,061    516,700            -
Net increase                                              3,941,984  1,334,388 1,914,295   2,470,770    144,714    9,806,151

Net assets available for benefits:

  Beginning of year                                      48,811,249  4,266,722 31,374,387   8,231,180  1,106,763   93,790,301
  End of year                                           $52,753,233 $5,601,110 33,288,682  10,701,950  1,251,477  103,595,452

See accompanying notes.


             Inland Container Corporation Savings and
            Stock Purchase Plan for Salaried Employees

                Notes to the Financial Statements

              Years ended December 31, 1993 and 1992

Note A Description of Plan

The following description of the Inland Container Corporation Savings and Stock Purchase Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan s provisions.

General

The Board of Directors of Inland Container Corporation (the Company), a wholly-owned subsidiary of Temple-Inland Inc., approved the formation of the Plan effective September 1, 1978. All salaried employees who have been employed for one or more years by the Company or its participating subsidiaries (the employers) may participate in the Plan. Participation is voluntary. The Plan was amended effective January 1, 1985, primarily to allow employees to make contributions on a before-tax basis as permitted by section 401(k) of the Internal Revenue Code and to increase employer contributions. The Plan was further amended and restated effective January 4, 1988 and January 1, 1989 to comply with the requirements of the Tax Reform Act of 1986. In addition, effective October 18, 1989, the Plan was amended to comply with newly issued Department of Labor regulations applicable to loans made to the participants under the Plan.

Contributions

Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1% to 16% of the participant's base compensation, with the first 6% designated as the participant's basic contribution and the next 10% designated as the participant's supplemental contribution. Participants may designate a portion of their basic and supplemental contributions as before-tax contributions. The Company matches 100% of the first 3% of the basic contribution and 50% of the next 3%. The Company s contribution per participant is limited to $2,500.


             Inland Container Corporation Savings and
            Stock Purchase Plan for Salaried Employees

          Notes to the Financial Statements (continued)

              Years ended December 31, 1993 and 1992

Note A Description of Plan (continued)

Investment Options

Upon enrollment in the plan, a participant may direct contributions be made to any of five investment options.

     Temple-Inland Common Stock Fund - Funds are invested in Temple-Inland Common Stock. Dividends paid to the Fund are used to purchase more shares of Temple-Inland Common Stock. All matching Employer Contributions, when made, are always invested in this Fund.

     Fixed Income Fund - Funds are invested in the Vanguard
     Investment Contract Trust, a collective trust invested primarily in investment contracts issued by insurance companies and commercial banks.

     Equity Fund - Funds are invested in the Vanguard
     Windsor Fund, a managed mutual fund that seeks to provide long-term growth of capital and income by investing primarily in selected common stocks.

     U.S. Treasury Fund - Funds are invested in the Vanguard Intermediate-Term U.S. Treasury Portfolio, a mutual fund that seeks to provide a durable stream of income by investing at least eighty-five percent (85%) of its assets in U.S. Treasury bonds of maturities in the range of five (5) to fifteen (15) years.

     Index Fund - Funds are invested in the Vanguard S & D 500 Index Trust. The objective of the S & P Index Trust is to match the investment performance of the Standard & Poor s 500 market index, a widely recognized market index emphasizing large-capitalization stocks.

Time Warner Inc. Common Stock Fund is restricted from further contributions and transfers into the fund. Participant Loan Fund is available only for transfers from Funds A, B, C and D.


             Inland Container Corporation Savings and
            Stock Purchase Plan for Salaried Employees

Notes to the Financial Statements (continued)

Years ended December 31, 1993 and 1992

Note A Description of Plan (continued)

Payment of Benefits

Participants may not withdraw before-tax contributions. They may, however, withdraw from after-tax participant and vested employer accounts once in a 12-month period. After 60 months of participation, participants may withdraw all of the employer s account (employer s contributions). Prior thereto, participants cannot withdraw the last 24 months of employer s contributions. Participants, when withdrawing, must suspend future contributions to the Plan; the length of suspension period is determined by a schedule and depends on the type of withdrawal made (basic or supplemental).

A participant who terminates employment is able to receive the full value of his participant account. A participant can also receive all or part of the employer s account based on vested status. Employees are 34% vested after 12 months of participation, 67% after 24 months and 100% after 36 months.
Upon termination, the nonvested portion of the employer s account will be forfeited and applied to reduce the employer s future contributions.

Expenses

The Plan is administered by an officer of the Company who is appointed by the Chairman of the Board or the President of Inland Container Corporation. All significant costs of administering the Plan were paid by the Company through June 30, 1993. Subsequently, all significant costs of administering the Plan are paid out of the Plan earnings.

Note B Summary of Accounting Policies

Investments: Common stock and the equity mutual fund are carried at aggregate current value with the difference between cost and current value reflected in the statements of changes in net assets available for benefits as unrealized appreciation (depreciation). Market value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. Market value of the equity mutual fund is based upon the last net asset value per share as reported by the National Association of Securities Dealers on the last business day of the year. The guaranteed interest contracts (excluding the Executive Life Insurance Company contract) and short-term investments are carried at cost which approximates current value. The Executive Life Insurance Company contract is carried at net recoverable value, as estimated by the Plan Administrator from information provided by the California Insurance Commission.


             Inland Container Corporation Savings and
            Stock Purchase Plan for Salaried Employees

          Notes to the Financial Statements (continued)

Years ended December 31, 1993 and 1992

Note B Summary of Accounting Policies (continued)

The Plan s equity in the Temple-Inland Forest Products Corporation Master Trust is based on a percentage allocation of the aggregate current value of the Trust s assets. The Plan s equity in the earnings of the Trust is based on a percentage allocation of the Trust s investment income, realized and unrealized appreciation (depreciation) and administrative expenses. The Temple-Inland Forest Products Corporation Master Trust was established as an investment vehicle for the Fixed Income Fund and comprises the assets of twelve defined contribution plans, each of which has an interest in the Trust as determined in accordance with the Temple-Inland Forest Products Corporation Master Trust Agreement. The plans individually represent employees of a specific geographical or operating location of Temple Inland, Inc.

Investment Income: Dividends are recorded as income on the dividend record date. Realized gains or losses on investment securities sold are determined on the basis of first-in, first-out (FIFO) cost.

Reclassification: Certain 1992 amounts have been reclassified to conform with the current year s presentation.

Note C Plan Mergers

Effective July 1, 1993, the Pakway Profit Sharing and Savings Plan and the Crockett Container Corp. Savings Plan were merged into the Plan, which provides benefits to participants in the former plans. Account balances of salaried employees of Pakway Container and Crockett Container Corp. were spun off and merged into the Inland Container Corporation Savings and Stock Purchase Plan for Salaried Employees. This merger resulted in no loss of assets or benefits to the participants. Additional information pertaining to this merger and all provisions of the Inland Container employee benefit plans are available from the Plan Sponsor.


             Inland Container Corporation Savings and
            Stock Purchase Plan for Salaried Employees

          Notes to the Financial Statements (continued)

              Years ended December 31, 1993 and 1992

Note D Investments

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:


                                              Year Ended
                                              December 31
                                           1993         1992

 Investments at fair value as
 determined by quoted market price:
  Temple-Inland Inc. Common Stock Fund $(3,328,136)  $(1,921,991)

  Time Warner, Inc. Common Stock Fund     2,113,839     1,260,036

  Fixed Income Fund                     (2,800,472)             -
  Equity Fund                               894,465     1,082,544

  U.S. Treasury Fund                         12,910             -
  Participant Loan Fund                    (16,230)             -



 Net change in fair value              $(3,123,624)      $420,589

Guaranteed Interest Contracts

At December 31, 1993, the Plan has funds in guaranteed interest contracts as follows:

                                              December 31

                                           1993         1992




 Continental Assurance Company           $4,094,667    $4,910,010
 Executive Life Insurance Company         6,050,112     9,588,222

 Prudential Insurance Company of
   America                               10,674,709    12,744,021
 Vanguard Investment Contract Trust      11,054,006             -

 Fidelity Bankers Life Insurance             14,945             -
    Company


                                        $31,888,439   $27,242,253

At December 31, 1993, the Plan had funds in a guaranteed interest contract with Executive Life Insurance Company (a California corporation). This contract, which expired on December 31, 1992, provided for an effective annual interest rate of 9.5%. However,


             Inland Container Corporation Savings and
            Stock Purchase Plan for Salaried Employees

          Notes to the Financial Statements (continued)

              Years ended December 31, 1993 and 1992

Note D Investments (continued)

on April 11, 1991, the California Insurance Commission placed Executive Life under conservatorship due to serious financial problems. The rehabilitation agreement has not yet been approved by the conservation court and, at this time, it is not known how much of the Fixed Income Fund s recorded investment (which was frozen in the amount of $9,588,222 at the time of the conservatorship) will be recovered from Executive Life.

Pursuant to authority granted to the Plan Administrator under the Plan, effective May 1, 1991, each existing Participant account in the Fixed Income Fund was divided into two sub-accounts: one representing the pro-rata portion of the Participant s account allocated to the Executive Life contract (the Executive Life
Subaccount ) and one representing the balance of the Participant s Fixed Income Fund account (the General
Subaccount ). In addition, all Executive Life Subaccounts were frozen and as a result no distributions, withdrawals, loans, transfers, and/or purchases of annuity contracts to provide for distributions were permitted from a Participant s Executive Life Subaccount.

On April 2, 1992, the Company filed with the United States
Department of Labor ( DOL ) an application to exempt from the ERISA prohibited transaction restrictions a proposed transaction
( Proposed Transaction ) in which the Company would effectively reimburse the Plan for certain losses it may incur as a result of the Executive Life contract. On April 30, 1992, the Company filed with the Internal Revenue Service ( IRS ) a request toenter into a closing agreement with respect to the federal income tax consequences to the Plan, its participants and beneficiaries, and Inland resulting from this proposed transaction.

On November 4, 1992, the Department of Labor ( DOL ) issued a prohibited transaction exemption (exemption number 92-83, exemption application number D-9132) to the Company covering the payment of advances to the Trust as well as the return of advances. Further, the Internal Revenue Service ( IRS ) approved the closing agreement for this transaction on January 28, 1993. As a result of these approvals, effective March 1, 1993, the Plan removed the freeze on the plan participants Executive Life
Subaccounts that had been suspended since May 1, 1991, and credited them with interest at 7% through December 31, 1992.
Beginning January 1, 1993 interest is credited at a variable interest rate equal to the average yield on reference five-year
Treasury bonds less .75% and is adjusted monthly. On February 2, 1993, the Company contributed to the Plan an advance of $3.5 million to evidence its commitment to protect the Plan from losses resulting from the Executive Life contract. This advance was included in the Fixed Income Fund's 1993 employer contribution income. Additional advances may be made in the future as necessary to effectuate the intended reimbursement of losses incurred by the Plan.


             Inland Container Corporation Savings and
            Stock Purchase Plan for Salaried Employees

          Notes to the Financial Statements (continued)

              Years ended December 31, 1993 and 1992

Note D Investments (continued)

Once the Plan Administrator is able to determine with reasonable certainty the total amount of expected recoveries from Executive Life, state guaranty funds or any other third party in connection with the Executive Life contract, the sum of all recoveries plus all advances made by the Company ( Recoveries ) will be compared to the sum of the original contract balance plus the interest credited per the terms of the DOL s prohibited transaction exemption ( Closing Balance ). If the Recoveries are less than the Closing Balance, the Company will contribute to the Plan the difference. If Recoveries are greater than the Closing Balance, the Company will be entitled to repayment of this excess up to the amount of its prior advances plus a reasonable rate of interest.

The initial recovery of $1,525,460 (including $12,725 interest) was recorded December 27, 1993 as a reduction of the principal amount of the guaranteed interest contract.

Temple-Inland Forest Products Corporation Master Trust
Net assets of the Temple-Inland Forest Products Corporation
Master Trust (reported at current value) are comprised of the following as of December 31, 1992:


 Fixed income securities                        $7,607,979
 Cash equivalents                                9,892,064

                                               $17,500,043

The investment committee engaged an investment management firm to monitor the Trust s entire portfolio and to initiate purchase and sale decisions.

Results of the Trust s operations for the plan year 1992 were as follows:

 Investment income                              $614,981

 Net realized and unrealized (depreciation)
 on investments                                 (105,810)

                                                $509,171

The Plan s proportionate interest in the Trust s net assets was 33.32% in 1992.

The Trust was liquidated April 1, 1993 and the Plan s proportionate interest was transferred to the Vanguard Investment
Contract Trust.


             Inland Container Corporation Savings and
            Stock Purchase Plan for Salaried Employees

          Notes to the Financial Statements (continued)

              Years ended December 31, 1993 and 1992

Note E Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                      December 31
                                   1993           1992




 Net assets available for
   benefits per the financial
   statements                   $113,691,299  $103,596,452
 Amounts allocated to
   withdrawn participants           (88,449)   (2,068,210)



 Net assets available for
   benefits per the Form 5500   $113,602,850  $101,528,242



The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                    Year Ended December 31

                                       1993       1992
 Benefits paid to participants per
   the financial statements         $9,197,865  $1,998,635

 Amounts allocated to withdrawn
   participants at December 31,
   1993                                 88,449           -
 Amounts allocated to withdrawn
   participants at December 31,
   1992                             (2,068,210   2,068,210

 Benefits paid to participants per
   the Form 5500                    $7,218,104  $4,066,845

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.
Note F-Tax Status

The Internal Revenue Service has issued a determination letter dated January 8, 1990 that the Plan qualifies as defined by Sections 401(a) and 401(k) of the Internal Revenue Code and is, therefore, not subject to tax using present income tax laws. Participants are not subject to federal income tax until amounts are distributed to them.


             Inland Container Corporation Savings and
            Stock Purchase Plan for Salaried Employees

          Notes to the Financial Statements (continued)

              Years ended December 31, 1993 and 1992

Note G Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and the employer s contributions, and the net assets are to be set aside for the payment of withdrawals to the participants.


             Inland Container Corporation Savings and
            Stock Purchase Plan for Salaried Employees

         Schedule of Assets Held for Investment Purposes

                        December 31, 1993

Item 27(a)
             (b)                          (c)                   (d)          (e)

      Identity of issue,       Description of Investment
      borrower, lessor or     including maturity date, rate
                               of interest, collateral, par
        similar party              or maturity value           Cost         Current Value

 Temple-Inland Common Stock
 Fund


 Temple-Inland Common Stock  Company stock fund invested
 Fund                        primarily in Temple-Inland
                             common stock (45,791,050
                             units which approximates
                             4,1058,455 shares common
                             stock)                         $33,516,075   $53,563,943
 Time Warner Common Stock
 Fund


 Time Warner Common Stock    Stock fund invested primarily
 Fund                        in Time Warner Common stock
                             (627,508 units which
                             approximates 172,271 shares
                             common stock)                    1,561,071     7,661,870
 Fixed Income Fund



 Continental Assurance       Guaranteed interest contract,
 Company                     $4,094,667 principal amount      4,094,667     4,094,667


 Executive Life Insurance    Interest only pension
 Company (see Note D)        guaranteed interest contract     8,845,331     6,050,112


 Prudential Insurance        Guaranteed interest contract,
 Company of America          $10,674,709 principal amount    10,674,709    10,674,709


 Vanguard Investment         Collective trust invested
 Contract Trust              primarily in investment
                             contracts, $11,054,006
                             principal amount                11,054,006    11,054,006


 Fidelity Bankers Life       Deferred annuity contract,
 Insurance Company           $14,945 principal amount            14,945        14,945


 Woodward Treasury Money     Short-term investment fund,
 Market Fund                 $1,525,460 principal amount      1,525,460     1,525,460
                                                             36,209,118    33,413,899

 Equity Fund


 Vanguard Windsor Fund       Equity mutual fund, 1,060,130
                             shares                          14,804,450    14,746,404


 U.S. Treasury Fund


 Van guard Intermediate Term U.S. Treasury mutual fund,
 U.S. Treasury Portfolio     34,889 shares                      389,888       373,657


 Index Fund


 Vanguard S&P 500 Index      Index fund, 24,074 shares
 Trust                                                        1,042,249    1,055,159



 Loan Fund


 Participant Loans           Participant loans with
                             interest rates ranging from
                             7.5 12.0%                        2,079,723    2,079,723
                                                            $89,602,574 $112,894,655

                                             Inland Container Corporation Savings and
                                            Stock Purchase Plan for Salaried Employees

                                                Schedule of Reportable Transactions

                                                   Year ended December 31, 1993
Item 27(d)


          (a)                      (b)                               (c)       (d)        (g)         (h)        (i)
                                                                                                    Current
                          Description of Asset        Number of   Purchase   Selling    Cost of    Value of     Net Gain
   Identity of Party   (include interest rate and   Transactions    Price     Price   Asset Sold   Assets on     or Loss
      Involved         maturity in case of a loan)                                              Transaction Date



Category (i)--A single transaction in excess of 5% of plan assets:

Temple-Inland, Inc.    1,059,596 shares of common stock    1    $32,074,095  $   -     $    -      $32,074,095  $    -

Vanguard Investment    32,584,218 units                    1     32,584,218      -          -       32,584,218       -
Contract Trust
Windsor Fund           910,001 units                       1     12,612,615      -          -       12,612,615       -

Category (iii)--A series of transactions in excess of 5% of plan assets:

Prudential Insurance   Guaranteed interest contract       121             -   11,789,565 11,789,565 11,789,565       -

Temple-Inland, Inc.    1,059,596 shares of common stock   238             -   33,231,047 33,231,047 33,231,047       -

NBD                    Windsor Fund                       167             -   10,985,357 10,985,357 10,985,357       -

(a)          Information concerning "Lease Rental" and "Expense
             Incurred with Transaction" has not been presented as it is not applicable.

(b) Information concerning "Purchase or Selling Price" for common stock transactions is presented on an average per share basis.

(c) There were no category (ii) or (iv) reportable transactions during 1993.

(d)          Current value of plan assets utilized for this
             schedule is the average value of the plan assets during the year.

(e) Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale.


                            EXHIBIT 1





Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 Number 33-27286) pertaining to the Inland Container Corporation Savings and Stock Purchase Plan for Salaried Employees of our report dated June 13, 1994, with respect to the financial statements and schedules of the Inland Container Corporation Savings and Stock Purchase Plan for Salaried Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1993.

                                      /s/ ERNST & YOUNG


June 24, 1994
Indianapolis, Indiana